UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9/A
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 10)

DATASCOPE CORP.
(Name of Subject Company)
DATASCOPE CORP.
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Classes of Securities)
238113104
(CUSIP Number of Classes of Securities)

Henry Scaramelli
Chief Financial Officer
Datascope Corp.
14 Philips Parkway
Montvale, NJ 07645
(201) 391-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
On Behalf of the Person(s) Filing)
Copy to:
Martin Nussbaum, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
(212) 698-3500

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information
Item 9. Exhibits
SIGNATURE
EX-99.A.5.M: PRESS RELEASE

     This Amendment No. 10 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on September 30, 2008 with the Securities and Exchange Commission, as amended (the “Schedule 14D-9”), by Datascope Corp., a Delaware corporation, relating to the offer by DaVinci Merger Sub, Inc., a Delaware corporation and wholly-owned indirect subsidiary of Getinge AB, a Swedish aktiebolag, to purchase all of the outstanding shares of Common Stock at a purchase price of $53.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes (or such other amount per share as may be paid pursuant to the Offer), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 30, 2008, (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).
     Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end thereof:
     “On January 22, 2009, Parent issued a press release announcing that it has extended the Offer until 12:00 midnight, New York City time, at the end of January 29, 2009, unless further extended in accordance with the terms of the Offer to Purchase. All other terms and conditions of the Offer remain unchanged. The Offer had been previously scheduled to expire at 12:00 midnight, New York City time, at the end of January 21, 2009. According to Parent’s press release, as of the close of business on January 21, 2009, approximately 14,959,485 shares of Common Stock, representing approximately 93% of the total outstanding shares of Common Stock, had been validly tendered and not withdrawn in the Offer. A copy of the press release issued by Parent is attached as Exhibit (a)(5)(M) hereto and is incorporated herein by reference.”
Item 9. Exhibits.
Item 9 is hereby amended and supplemented by adding the following exhibit thereto:
(a)(5)(M) Press Release issued by Parent, dated January 22, 2009

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Henry M. Scaramelli
Name: Henry M. Scaramelli
Title:	Vice President, Finance and
Chief Financial Officer
Dated: January 22, 2009